

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 16, 2008

Via U.S. Mail and Fax
Mr. Paul Briggs
Chief Financial Officer
Law Enforcement Associates Corporation
2609 Discovery Drive
Suite 125
Raleigh, NC 27616

> Re: **Law Enforcement Associates Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed April 29, 2008**
> **File No. 1-32565**

Dear Mr. Briggs:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/Larry Spirgel
Assistant Director